SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6- K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on January 11, 2018, drawn up in summary form

1.            Date, time and venue: On January 11, 2018, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Call and Attendance: Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairman, and Messrs. Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Cecília Sicupira, Antonio Carlos Augusto Ribeiro Bonchristiano e Marcos de Barros Lisboa.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unrestrictedly resolved by the Directors:

4.1.         Resignation of member of the Board of Directors. The Board of Directos acknowledged receipt of the resignation of Mr. Marcel Herrmann Telles, effective as of the date hereof, to his position as alternate member of the Board of Directors of the Company and as member of the Operations, Finance and Compensation Committee. Mr. Victorio Carlos De Marchi, on behalf of himself and the other Directors, thanked Mr. Marcel Herrmann Telles for his fundamental participation in the Company's successfull history for more than 20 years, including his vision and his ability to deal with business.

4.2.         Nomination of member of the Board of Directors. Due to the resignation of Mr. Marcel Herrmann Telles, to nominate, effective as of the date hereof, Mr. Milton Seligman, Brazilian, Engineer, with offices in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 965.908 SSP/DF and enrolled with the CPF under No. 093.165.740-72, to the same position.  The term of office of the elected alternate member of the Board of Directors shall extend up to the Company’s Annual General Shareholders’ Meeting of 2020, pursuant to article 20 of the Company’s By-laws.

4.3.         Resignation of alternate member of the Board of Directors. The Board of Directos acknowledged receipt of the resignation of Mr. João Mauricio Giffoni de Castro Neves, effective as of the date hereof, to his position as alternate member of the Board of Directors of the Company, and thanked him for the services rendered to the Company.

4.4.         Nomination of alternate member of the Board of Directors. Due to the resignation of Mr. João Mauricio Giffoni de Castro Neves, to nominate, effective as of the date hereof, Mr. Michel Dimitrios Doukeris, Brazilian, Chemical Engineer, with offices in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 2.595.585 SSP/SC and enrolled with the CPF under No. 810.940.279-87, to the same position.  The term of office of the elected alternate member of the Board of Directors shall extend up to the Company’s Annual General Shareholders’ Meeting of 2020, pursuant to article 20 of the Company’s By-laws.

The new members of the Board of Directors elected hereby will be sworn into their respective positions upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election, as requested by law.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, January 11, 2018.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcos de Barros Lisboa	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer